SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended: June 30, 2024

RoyaltyTraders LLC dba SongVest

Delaware	86-2712690
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1053 East Whitaker Mill Rd., Suite 115 Raleigh, NC	27604
(Address of principal executive offices)	(Zip Code)

(919) 276-5454

(Issuer’s telephone number, including area code)

“Hit The Quan” Royalty Share Units

“Chippass” Royalty Share Units

“Fear No More” Royalty Share Units

“Onyx” Royalty Share Units

“Cross Me” Royalty Share Units

“Young L” Royalty Share Units

“Cainon Lamb” Royalty Share Units

“Erik Cain” Royalty Share Units

“No Scrubs – TLC Version”

“Creep – TLC Version”

“Diggin On You – TLC Version”

“Swish Swish”

“Cainon Lamb (Beyonce’s Countdown and More)”

(Title of each class of securities issued pursuant to Regulation A)

In this Semi-Annual Report on Form 1-SA (the “Semi-Annual Report”), the terms “SongVest”, “our”, “we”, “us”, and the “company” refer to RoyaltyTraders LLC dba SongVest. Throughout this Semi-Annual Report, we refer to SAJA, LLC as the “manager”.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE SEMI-ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The market data and certain other statistical information used throughout this report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

ROYALTY SHARE UNITS OFFERING TABLE

The table below shows key information related to the offering of each series of Royalty Share Units as of the date of this Semi-Annual Report.

Royalty Share Unit Name	Underlying Portfolio(s)	Offering Price per Unit		Minimum Offering Amount(2)	Maximum Offering Amount(2)	Maximum Units	Opening Date	Closing Date	Final Amount Sold ($)	Distributions Paid(3)	Status(4)
“Hit The Quan”	“Hit the Quan” Producer’s Share	$16.00	(1)	$31,200	$31,200	1,950	September 30, 2021	February 22, 2022	$31,200	$16,054.09	Closed	(#)
“Sanguine Paradise”	“Sanguine Paradise” Writer’s Share	$250.00	(1)	$47,500	$158,000	632	February 9, 2022	N/A	N/A	N/A	Withdrawn	(#)
“Gang Forever”	“Gang Forever” Artist’s Share	$250.00	(1)	$57,000	$190,000	760	February 9, 2022	N/A	N/A	N/A	Withdrawn	(#)
“3 Headed Goat”	“3 Headed Goat” Writer’s Share	$250.00	(1)	$161,500	$537,750	2,151	February 9, 2022	N/A	N/A	N/A	Withdrawn	(#)
“Chippass”	“Chippass” Record Label’s Share	$250.00	(1)	$13,750	$27,750	111	September 13, 2022	October 13, 2022	$27,750	$6,033.96	Closed	(#)
“DJ Fresh”	“DJ Fresh” Record Label’s Share & Writer’s Share	$300.00	(1)	$39,600	$79,200	264	September 13, 2022	N/A	N/A	N/A	Withdrawn	(#)
“Runnin’ (Lose It All)”	“Runnin’ (Lose It All)” Writer’s Share & Publisher’s Share	$250.00	(1)	$133,250	$266,500	1,066	November 22, 2022	N/A	N/A	N/A	Withdrawn	(#)
“Fear No More”	“Fear No More” Writer’s Share	$100.00	(1)	$7,700	$14,000	140	November 22, 2022	December 22, 2022	$14,000	$1,625.40	Closed	(#)
“Cross Me”	“Cross Me” Writer’s Share	$100.00	(1)	$11,500	$21,500	215	November 22, 2022	February 6, 2023	$12,300	$1,344.44	Closed	(#)
“YoungBoy NBA – Drawing Symbols”	“YoungBoy NBA – Drawing Symbols” Writer’s Share	$100.00	(1)	$7,700	$13,800	138	January 3, 2023	N/A	N/A	N/A	Withdrawn	(#)
“Onyx, Travis Scott, The Notorious B.I.G. & More”	“Onyx, Travis Scott, The Notorious B.I.G. & More” Writer’s Share (excluding Performance) & Publisher’s Share	$150.00	(1)	$33,000	$64,500	430	January 3, 2023	February 2, 2023	$64,500	$12,637.70	Closed	(#)
“Young L”	“Young L” Writer’s Share & Co-Publisher’s Share	$103.00	(1)	$10,197	$20,394	198	March 6, 2023	March 13, 2023	$20,394	$4,445.10	Closed	(#)
“Cainon Lamb”	“Cainon Lamb” Writer’s Share	$150.00	(1)	$86,250	$171,000	1,140	March 6, 2023	April 30, 2023	$104,400	$11,741.52	Closed	(#)
“Erik Cain”	“Erik Cain” Sound Recording Owner’s Share	$100.00	(1)	$15,700	$29,800	298	March 6, 2023	March 24, 2023	$29,800	$4,514.70	Closed	(#)
“No Scrubs – TLC Version”	“No Scrubs – TLC Version” Sound Recording Owner’s Share	$100.00	(1)	N/A	$130,000	1,300	August 28, 2023	September 21, 2024	$78,800	$2,710.05	Terminated	(#)
“Creep – TLC Version”	“Creep – TLC Version” Sound Recording Owner’s Share	$100.00	(1)	N/A	$105,000	1,050	August 28, 2023	September 21, 2024	$41,500	$609.00	Terminated	(#)
“Diggin On You – TLC Version”	“Diggin On You – TLC Version” Sound Recording Owner’s Share	$110.00	(1)	N/A	$22,000	200	August 28, 2023	July 31, 2024	$22,000	$710.00	Closed	(#)
“Swish Swish”	“Swish Swish” Writer’s Share & Publisher’s Share	$100.00		$18,200	$36,300	363	December 6, 2023	January 16, 2024	$36,600	$1,081.74	Closed	(#)
“Allstar JR 3 Macs”	“Allstar JR 3 Macs” Sound Recording “Shaudie Man STEP” Owner’s Share	$50.00		$36,550	$73,100	1,462	N/A	N/A	N/A	N/A	Withdrawn	(#)
“Shaudie Man STEP”	Sound Recording Owner’s Share	$50.00		$19,950	$39,900	798	N/A	N/A	N/A	N/A	Withdrawn	(#)
“Willie Taylor Soakin Wet”	“Willie Taylor Soakin Wet” Sound Recording Owner’s Share	$50.00		$19,750	$39,500	790	N/A	N/A	N/A	N/A	Withdrawn	(#)
“Beyonce’s Radio”	“Beyonce’s Radio” Producer’s Share	$30.00		$16,200	$32,400	1,080	July 12, 2024	N/A	N/A	N/A	Terminated	(#)
Bullet Boys – I Know There’s Something Going On	“I Know There’s Something Going On” Sound Recording Owner’s Share	$50.00		$15,150	$30,250	605	July 12, 2024	N/A	N/A	N/A	Terminated	(#)
Bullet Boys– Smooth Up In Ya – 2024 Version	“Smooth Up” Sound Recording Owner’s Share	$60.00		$18,180	$36,300	605	July 12, 2024	N/A	N/A	N/A	Terminated	(#)
“Canion Lamb (Beyonce’s Countdown and More)”	“Beyonce’s Countdown and More” Writer’s Share	$60.00		$35,160	$70,260	1,171	July 12, 2024	September 21, 2024	$39,300	N/A	Terminated	(#)
“Justin Bieber’s Rockin’ Around the Christmas Tree”	“Rockin’ Around the Christmas Tree” Producer’s Share	$31.50		$47,250	$94,500	3,000	July 12, 2024	N/A	N/A	N/A	Terminated	(#)
“Young Thug – Best Friend”	“Best Friend” Writer’s Share	$30.00		$8,280	$16,560	552	July 12, 2024	N/A	N/A	N/A	Terminated	(#)

(#)	Indicates offerings that were qualified under our previous Regulation A Offering (File No.: 024-11532) which terminated on September 27, 2024.
(1)	The offering price per Royalty Share Unit for this offering was determined by our company. To assist in this determination, our company utilized a “second-price” auction during the testing the waters period under Rule 255 of Regulation A.
(2)	The Minimum Offering Amount is the minimum amount of proceeds our company must raise in order to close on investments in the applicable offering. The Maximum Offering Amount includes the cost to acquire the 100% of the Music Royalty Asset set forth in the “Underlying Portfolio(s)” column in the table above, and, as applicable, the Minimum Offering Amount represents the cost to a smaller percentage of that Music Royalty Asset (as set forth in the applicable Royalty Share Agreement). Each of the minimum and maximum offering amounts (with the exception of the “Hit the Quan” and “TLC” offerings) also includes the Sourcing Fee.
(3)	Represents total distributions paid to holders of Royalty Share Units as of the date of this Semi-Annual Report.
(4)	In this column, “Closed” indicates that the offering was previously open and accepting investments, closed on investments, and is now no longer accepting investments. “Withdrawn” indicates an offering that was either previously qualified by the SEC or submitted to the SEC for qualification in an offering statement that the company has subsequently decided to cancel, returning any investments received by the company from investors in that offering and preventing any future investment in that offering. “Terminated” indicates offerings that were qualified under our previous Regulation A Offering (File No.: 024-11532) and open as of September 27, 2024, but were terminated as of that date due to that offering reaching its three-year date, the maximum allowable time for a Regulation A offering to remain open.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Since its formation in March 2021 through October 2024 our company has been engaged primarily in two areas: selling music catalogs and advances to our customers at auction as well as building the infrastructure to support our new royalty share model by developing the financial, offering and other materials to begin our offerings of Royalty Share Units.

In October 2024, our company underwent a restructuring, whereby we became a wholly-owned subsidiary of, and managed by, SAJA, LLC, a newly formed Delaware limited liability company, and certain aspects of our operations – primarily, the ownership and operation of the SongVest Platform – were moved into a newly-formed sister entity, RT2, which is also a wholly-owned subsidiary of, and managed by, SAJA. As a result of this restructuring, our company’s sole business operation is the acquisition of Music Royalty Assets and making offers and sales of related Royalty Share Units.

Operating Results for the Six Months Ended June 30, 2024 and 2023

Revenues. Revenues are generated at the company level. From January 1, 2024 through June 30, 2024, we generated $343,273 in gross revenues compared to gross revenues of $321,867 for the period January 1, 2023 through June 30, 2023. This increase is due to continued increases in our company’s brand awareness, a greater mix of product offerings, sales networking, and changes in our company’s macro-economic climate that have driven growth in revenues. For both periods, revenues were generated from commissions earned by our company on private sales of music catalogs to purchasers in private, one-off transactions as well as through Sourcing Fees earned in connection with our offerings of Royalty Share Units. Additionally, the company earned minimal revenue of $3,951.09 from Administrative Fees charged on distributions of royalties to investors in our Royalty Share Units. During the six months ended June 30, 2024, the majority of our revenues were generated from private catalog sales and advances. Revenues for the six months ended June 30, 2024 were offset by $3,057 in cost of sales from amortization of a revenue-generating asset.

Operating Expenses. From January 1, 2024 through June 30, 2024, we incurred $648,856 in operating expenses, a slight decrease compared to compared to $673,240 in operating expenses incurred during the six months ended June 30, 2023. The most significant component of our operating expenses during the six months ended June 30, 2024 was marketing & sales expenses of $354,890 incurred in connection with sales efforts related to our business of selling music catalogs, offering Regulation A+ exempt securities, and arranging advances for our customers. The second largest component of our operating expenses during this period was contractor payments of $243,082 to our internal team members. The remainder of expenses during this period were general & administrative expenses of $50,884. In comparison, for the period January 1, 2023 through June 30, 2023, $381,256 was for payments to contractors, $159,515 was for sales and marketing efforts, and the remainder of $132,469 for general and administrative costs. Operating expenses for the period ended June 30, 2024 were modestly lower due to decreased payments to contractors and G&A expenses due to achieve greater efficiencies within our business. This was partially offset by an increase in spending on sales and marketing in an effort to gain market traction for our company’s business.

Depreciation Expense. From January 1, 2024 through June 30, 2024, we incurred $24,045 in depreciation expense related to a capitalized software asset, compared to $23,345 for the six months ended June 30, 2023 related to this same asset.

Interest Expense. From January 1, 2023 through June 30, 2023, we incurred $101,299 in interest expense on our outstanding promissory notes detailed further below in this section under “Indebtedness”. From January 1, 2024 through June 30, 2024, we incurred $98,480 in interest expense on our outstanding promissory notes detailed further below in this section under “Indebtedness”. Additionally, interest expense of $6,511 and $5,481 on short term credit was paid during the six months ended June 30, 2024 and 2023, respectively.

Net Loss. As a result of the foregoing, we incurred a net loss of $431,165 for the period from January 1, 2024 through June 30, 2024 compared to a net loss of $476,017 for the period from January 1, 2023 through June 30, 2023.

We have normal operating expenses as well as planned additional expenses related to infrastructure investment needed to support our business operations. Our company will be responsible for its own operating expenses, as well as certain offering expenses applicable to our offerings of a series of Royalty Share Units.

Liquidity and Capital Resources

As of June 30, 2024, our company had $26,907 in cash on hand for operations compared to $26,517 on June 30, 2023. On September 27, 2024, our company terminated its Regulation A offering, including all offerings of its Royalty Share Units, as the company’s Regulation A offering was originally qualified on September 28, 2021, and as such, had been open for three years, which is the maximum amount of time that a Regulation A offering can remain open. As such, as of the date of this Semi-Annual Report, the company no longer generating revenues from Sourcing Fees earned in connection with our offerings of Royalty Share Units. As such, the company will not be generating revenues from Sourcing Fees earned in connection with our offerings of Royalty Share Units until such time the company is able to qualify a new offering statement on Form 1-A so that it can resume its offerings of Royalty Share Units. Additionally, as a result of the October 2024 restructuring, our company is no longer still selling music catalogs and advances to our customers at auctions conducted on the SongVest Platform. The company intends to qualify a new Regulation A - Tier 2 offering so that it can resume its offerings of Royalty Share Units, and intends to file a new Form 1-A offering statement with the SEC as soon as possible.

Sourcing Fees and Administrative Fees earned to date by our company totaled $54,548 and $3,951, respectively, through the date of this Semi-Annual Report. Our company believes it will have sufficient funding from a combination of revenues from its current, alternative SongVest Platform operations, as well as Sourcing Fees and Administrative Fees to satisfy our cash requirements for the next twelve months to implement our plan of operations. This assumes that the company will be able to qualify a new Regulation A offering in approximately the next six months. If we are not able to obtain sufficient funding from our revenues to implement our plan of operations, we will consider seeking additional financing from outside sources, including debt and/or equity financing opportunities.

Issuances of Equity

On August 3, 2022, our company commenced a Regulation Crowdfunding offering under which it sold its Simple Agreements for Future Equity (“SAFEs”) to investors. A copy of the SAFE is included as Exhibit 3.1. On February 28, 2023 the company closed its Regulation Crowdfunding offering of SAFEs, and stopped taking on new investment in that offering, having raised a total of $123,505 in that offering. The terms of the SAFEs provide for automatic conversion into Conversion Units upon the Next Equity Financing of the company. Under the SAFE, “Next Equity Financing” means the sale of the company’s units, of whatever class, in an offering exempt from registration under the Securities Act pursuant to Section 4(a)(2) or Regulation D, from which the company receives gross proceeds of at least $250,000. “Conversion Units” means the class of equity securities issued in the Next Equity Financing, or a class of preferred units if the company so elects. If prior to a Next Equity Financing, the company sells all of its assets, merges with another entity, or undergoes a change in control (a “Company Transaction”), then each SAFE holder will receive a cash payment as if that holder SAFEs had converted into Conversion Units. No conversions to equity as of the date of this report have occurred.

In February 2023, our company sold 5,906 Common Units to an investor for a total of $30,000 in an exempt offering under Section 4(a)(2) of the Securities Act.

On May 2, 2024, our company issued 116,060 Common Units to Alex Guiva for $0.01 per share under the terms of the warrants that Mr. Guiva held. This exercise has terminated the company’s warrant liability.

Indebtedness

On November 23, 2021, the company entered into a note purchase agreement with Alex Guiva, a member of our Manager, pursuant to which the company issued a convertible note and warrant to Mr. Guiva in exchange for a $300,000 advance to the company. The warrant originally entitled Mr. Guiva to 0.5% of the fully diluted membership interests in the company on the exercise date at an exercise price of $0.01 per interest, though on March 25, 2022, an amendment was signed to increase the amount of fully diluted membership interests to 2.0%. The date at which the warrant is exercised is chosen at Mr. Guiva’s discretion with advance notice provided. The maturity date of the note has been extended twice, most recently extended until November 23, 2024, and it carries an interest rate of 12.5% per annum. Accrued interest on the convertible note as of June 30, 2024 was $97,089. If the note is not paid off by that date that would entitle Mr. Guiva to convert the outstanding balance of the note at such time into Series A Units. A copy of this note purchase agreement, convertible note and warrant are included as exhibit 6.3 to this Semi-Annual Report. A copy of the first amendment to this note purchase agreement is filed as exhibit 6.4 to this Semi-Annual Report. A copy of the second amendment to this note purchase agreement is filed as exhibit 6.5 to this Semi-Annual Report.

On May 27, 2022, our company issued an unsecured promissory note to Sean Peace (via a trust in Mr. Peace’s name) in the total principal amount of $200,000. The purpose of the loan from Mr. Peace was a bridge loan to our company. Interest on the principal balance of this note accrues at a rate of 20% per year, and the note has a term of 12 months from the date of issuance, at which time a lump sum payment of $240,000 is due and payable. Our company may prepay this note, in whole or in part, at any time before maturity without penalty or premium at a prorated amount of the lump sum payment of $240,000 due at the end of the 12 month term of the loan. On September 19, 2022, this note was amended to increase the total loan amount to $250,000 at the same interest rate. The term was also extended to 12 months from the date of amendment. During 2023, the promissory note was increased by $150,000 from the $250,000 to $400,000, and the maturity date was extended to July 2024. During 2023 and 2022, the company recognized $73,589 and $26,822, respectively, in interest costs related to this note. On June 14, 2024, our company entered into an Amended and Restated Promissory Note with Mr. Peace, which had the effect of replacing all previous notes (and related amendments) between the company and Mr. Peace. The Amended and Restated Promissory Note is for a total principal amount of $400,000, plus accrued interest of $136,328.77 as of June 14, 2024, and has a maturity date of July 12, 2025, Interest on the principal balance of this note accrues at a rate of 20% per year, at which principal and interest is due and payable. A copy of this Amended and Restated Promissory Note is filed as exhibit 6.7 to this Semi-Annual Report.

On October 28, 2022, our company entered into a Convertible Promissory Note - Line of Credit Agreement (the “LOC”) with Alex Guiva, a member of our manager, SAJA, LLC. Pursuant to the LOC, our company may borrow up to $300,000 from Mr. Guiva in $50,000 increments. Amounts outstanding under the LOC accrue interest rate of 13% per annum. All amounts under the LOC are due and payable on October 28, 2024, unless earlier converted.

The LOC automatically converts into Series A Units of the company the event of a “Qualified Financing” – i.e. the next transaction (or series of related transactions) following October 28, 2022 in which the company issues equity securities and from which our company receives aggregate gross proceeds of at least $25,000,000. Upon such an event, all unpaid principal and interest on the LOC will automatically convert into Series A Units at $1.00 per Series A Unit (subject to adjustment in the event of splits, recapitalizations and other similar events). Additionally, if our company has not entered into a Qualified Financing on or before July 31, 2023 and this Note remains outstanding as of such date, then after such date, Mr. Guiva may require our company to issue Mr. Guiva a number of Series A Units equal to the amount outstanding under the LOC at $1.00 per Series A Unit.Accrued interest on the convertible LOC note as of June 30, 2024 was $34,619. As of the date of this Semi-Annual Report, our company has not yet entered into such a Qualified Financing – and as such, Mr. Guiva has the right to require our company to issue Mr. Guiva a number of Series A Units equal to the amount outstanding under the LOC at $1.00 per Series A Unit.

In connection with our company’s entry into the LOC, our company entered into a Warrant Purchase Agreement with Mr. Guiva on October 28, 2022. Pursuant to this agreement, Mr. Guiva is entitled to warrants to purchase an amount of Series A Units of the company at an exercise price of be $0.01 per unit. The amount of Series A Units that Mr. Guiva is entitled to purchase pursuant to exercise of these warrants is a percentage of the fully-diluted membership interests of the company, determined by the amount borrowed under the LOC as of the time of the exercise; starting at 0.5% for the first increment of $50,000, up to a maximum of 5% if the full $300,000 under the LOC has been borrowed by the company. As of the date of this Semi-Annual Report, our company has borrowed $250,000 under the LOC, which currently entitles Mr. Guiva to 3.63% of the fully diluted membership interests in the company. On May 2, 2024, Mr. Guiva exercised his warrants and purchased 116,060 Common Units.

A copy of the LOC and Warrant Purchase Agreement are filed as Exhibits 6.8 and 6.9, respectively, to this Semi-Annual Report.

On February 15, 2023, Alex Guiva loaned the company $100,000. The original terms of the loan were that repayment of the loan was due in 120 days from the date the loan was made and was to accrue 10% interest over the term of the loan, such that at the time of repayment, the company would owe Mr. Guiva $110,000. The loan terms were subsequently revised to extend the loan term through July 31, 2023 and to include a profit-sharing provision of 10% of profit on a future planned music royalty deal of the company. The interest and profit-share terms will increase by 1% each month that the loan remains outstanding past July 2023 to a maximum of 16%. This loan and subsequent revisions to the loan terms were not made pursuant to any formal agreement.

On February 28, 2023 the company closed its Regulation Crowdfunding offering of SAFEs, and stopped taking on new investment in that offering, having raised a total of $123,505 in that offering. On March 27, 2023 the company issued a promissory note to a non-affiliate of the company in exchange for a $100,000 loan, the terms of which are set forth in a promissory note issued to this lender by the company. The promissory note originally matured on July 31, 2023 with interest accruing at 10% per annum through July 31, 2023 and then 2% per month through December 31, 2023. The amounts outstanding under the promissory note are secured against our company’s assets, and the holder of the note has a priority interest over other debtors of the company, which requires that the company repay this note prior to repaying any other indebtedness of the company. The balance of the promissory note is still outstanding as of the date of this Semi-Annual Report. Accrued interest of $32,000 as of June 30, 2024 has been paid in full to the lender. The promissory note was subsequently amended to extend the maturity date to January 31, 2025 with the interest rate being set at 2% per month from January 1, 2024 onwards. The company intends to use a portion of the proceeds from the TLC offerings of Royalty Share Units to repay this promissory note. A copy of this promissory note and the amendment are filed as exhibits 6.18 and 6.19, respectively, to this Semi-Annual Report.

On February 27, 2024, Alex Guiva loaned the company $73,000. The original maturity date of the loan was April 27, 2024, and per the terms of the loan interest of $2,000 would be payable at the maturity date such that at the time of repayment, the company would owe Mr. Guiva $75,000. If the loan is not repaid by the maturity date, an additional $1,000.00 simple interest as calculated as 1.37% of the initial principal amount for each full month after the maturity date that the principal amount remains outstanding. The loan terms were subsequently revised to extend the loan term through June 27, 2024. At the time of this Semi-Annual Report, this loan is still outstanding. Per an unwritten agreement to extend, this loan has not been repaid as of report date. A copy of the loan, and subsequent amendment, is filed as exhibit 6.21.

The Company issued a promissory note to Mr. Guiva on May 9, 2024 for $74,000 with a maturity date of September 30, 2024. At the time of this Semi-Annual Report, this loan is still outstanding. The note accrues simple interest at 12% per annum. A copy of this note is filed as exhibit 6.22 to this Semi-Annual Report.

Trend Information

We intend to file a new offering statement on Form 1-A to qualify new offerings of Royalty Share Units so that we can continue our plan of operations. Assuming qualification of that offering statement, we plan to launch approximately 10 to 15 additional offerings in the next twelve months to fund the purchase of additional Music Royalty Assets.

We intend to generate revenue collecting Sourcing Fees from Music Royalty Assets that our company sources that are purchased using the proceeds of our offerings, and from the management of royalty streams due to Royalty Share Unit holders pursuant to the applicable Royalty Share Agreements entered into by the company. We began collecting royalty streams in fiscal year 2022 and started distributions to purchasers of Royalty Share Units.

We believe that we will receive sufficient funding from a combination of our current cash reserves, as well as revenues from Sourcing Fees and Administrative Fees to satisfy our cash requirements for the next twelve months to implement the foregoing plan of operations.

As stated above, due to the October 2024 restructuring, as a result of the October 2024 restructuring, our company is no longer still selling music catalogs and advances to our customers at auctions conducted on the SongVest Platform. We intend to solely focus on our offerings of Royalty Share Units, and expect our revenues going forward will earned be earned solely from Sourcing Fees and Administrative Fees.

Item 2. Other Information

None.

Item 3. Financial Statements

RoyaltyTraders, LLC

d/b/a SongVest

Interim Balance Sheet (Unaudited)

As of June 30, 2024 and December 31, 2023

	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash	$26,907	$-
Restricted cash	326,922	196,029
Accounts receivable, net	61,989	88,558
Prepayments	1,398	-
Music royalty advances	80,968	82,999
Royalty rights	55,798	55,798
Total current assets	553,982	423,384

Software – website development, net	37,012	61,056

Total assets	$590,994	$484,440

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$242,892	$144,762
Accounts payable – related parties	-	11,579
Escrow payable	317,140	196,029
Accrued interest and other	308,461	250,695
Checks issued in excess of funds	-	2,571
Warrants liability	-	3,085
Due to related parties, current maturities	550,000	550,000
Current portion of note payable, investor	100,000	100,000
Total current liabilities	1,518,493	1,258,721

Due to related parties, net, less current maturities	674,256	339,394
SAFE liability	123,505	123,505
Total liabilities	2,316,254	1,781,620

Members’ equity (deficit)	(1,725,260)	(1,297,180)

Total liabilities and members’ equity	$590,994	$484,440

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Interim Statement of Operations (Unaudited)

For the Six Months Ended June 30, 2024 and June 30, 2023

	June 30, 2024	June 30, 2023
Revenue	$343,273	$321,867

Operating expenses	651,913	673,240

Loss from operations	(308,640)	(351,373)

Interest expense	98,480	101,299

Depreciation	24,045	23,345

Net loss	$(431,165)	$(476,017)

The accompanying notes are an integral part of these financial statements.

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

RoyaltyTraders, LLC

d/b/a SongVest

Interim Statement of Changes in Members’ Equity (Unaudited)

For the Six Months Ended June 30, 2024 and the year ended December 31, 2023

	June 30, 2024	December 31, 2023
Balance, January 1	$(1,297,180)	$(641,093)

Capital contributions	-	30,000

Warrant exercise	3,085	-

Net loss	(431,165)	(686,087)

Balance, June 30	$(1,725,260)	$(1,297,180)

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Interim Statement of Cash Flows (Unaudited)

For the Six Months Ended June 30, 2024 and June 30, 2023

	June 30, 2024	June 30, 2023
Cash flows from operating activities
Net loss	$(431,165)	$(476,017)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	24,045	23,345
Changes in operating assets and liabilities
Accounts Receivable	26,360	-
Prepayments	-	436
Music royalty advances	840	(99,846)
Accounts payable	51,349	34,172
Accounts payable – related parties	-	(21,958)
Escrow payable	139,973	(354,988)
Accrued interest and other	74,107	73,309
Net cash used by operating activities	(114,491)	(821,547)

Cash flows from investing activities
Payments for software and website development	-	(11,835)
Net cash used by investing activities	-	(11,835)

Cash flows from financing activities
Capital contributions	-	30,000
Proceeds from warrant amendment	-	18,750
Proceeds from debt issued to related party	274,862	353,759
Proceeds from SAFE issuance	-	28,974
Net cash provided by financing activities	274,862	431,483

Net increase (decrease) in cash, cash equivalents and restricted cash	160,371	(401,899)
Cash, cash equivalents and restricted cash, beginning of period	193,458	555,968
Cash, cash equivalents and restricted cash, end of period	$353,829	$154,069

Cash, cash equivalents and restricted cash consisted of the following:
Cash	$26,907	$26,517
Restricted cash	326,922	127,552
	$353,829	$154,069

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$6,511	$5,481

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2024

1.	NATURE OF OPERATIONS

RoyaltyTraders LLC d/b/a SongVest (the “Company”) acts as a marketplace connecting buyers and sellers of music royalties. The marketplace provides an opportunity for the owners of music rights to monetize their future royalty streams. The Company packages and brokers royalty income streams into royalty unit offerings that are sold to investors as royalty shares. The Company charges a fee for the sourcing services and will also generate income by charging a service fee for managing and distributing certain brokered royalty payments to the royalty unit holders.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this a normal business risk.

Restricted cash

Restricted cash represents cash received in advance from investors to purchase music royalty streams. The restricted cash will be held in escrow until the closing date of the royalty shares. The amount of restricted cash is equally offset with a recorded liability as escrow payable.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect on balances outstanding at year end. Accounts receivable are generally collected within 30 days of closing and are recorded net of the allowance for expected credit losses. The estimate of the allowance for expected credit losses is based on an analysis of historical loss experience, current receivables aging, and management’s assessment of current conditions and reasonable and supportable expectation of future conditions, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company has recorded an allowance for expected credit losses of $25,445 at June 30, 2024 and December 31, 2023, respectively.

Royalty rights

In 2023, the Company purchased music royalties to be resold and distributed on the Company’s SongVest site. The Company recorded the royalty rights at cost of $100,000. As the Company sells the music royalties it records a proportionate amount of the acquired rights to cost of sales in the statements of operations. As of June 30, 2024, total remaining rights equalled $55,798 held available for sale.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Software - website development

Website development is recorded at cost and was placed into service in January 2022. Amortization of this asset commenced once the website was placed into service over the useful life of 3 years. Continuous improvements and substantive additions are made to the website resulting in additional costs capitalized

Leases

The Company leases an office space and residential apartment and records these as short-term rentals. The determination of whether an arrangement is a lease is made at lease inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standards as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Warrants liability

The Company classifies warrants to purchase shares of its common units as a liability on its balance sheets when the warrant settlement features do not meet the indexation guidance and are not a fixed for fixed settlement arrangement. Warrant liabilities are classified in the balance sheet as a current liability based on the holder having rights to convert at any time.

Revenue recognition

The Company recognizes brokered sourcing fee revenue at a point in time upon the closing settlement date for each music royalty asset transaction brokered. Service fee revenue will be recognized over time as the services are performed. Revenue is recorded at the amounts the Company expects to receive. Incremental costs in obtaining a contract are expensed as incurred.

Income taxes

The Members of the Company have elected to be treated as an LLC and taxed as a partnership under provisions of the Internal Revenue Code which provide that in lieu of corporation income taxes, the Members are taxed on the Company’s taxable income.

The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary, at this time, to cover any uncertain tax positions.

Advertising

The Company expenses advertising costs as incurred which totaled $11,520 and $38,336 for the six months ended June 30, 2024 and June 30, 2023, respectively.

Reclassifications

Certain reclassifications have been made to the 2022 financial statements to conform to the current year presentation.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2024

3.	CHANGE IN ACCOUNTING PRINCIPLES

In June 2016, the FASB issued guidance (FASB ASC 326 - Measurement of Credit Losses on Financial Instruments) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity’s exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were accounts receivable.

The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures.

4.	ALLOWANCE FOR CREDIT LOSSES

The Company had the following activity related to its allowance for expected credit losses for the period ended June 30, 2024 and December 31, 2023:

	2024	2023
Beginning balance	$25,445	$15,000
Provision for expected credit losses	-	10,445
	$25,445	$25,445

5.	MUSIC ROYALTY ADVANCES

Management periodically will receive requests from a music royalty holder asking for an advance on upcoming music royalty closings that are brokered by the Company and will be settled in the near term. The Company will issue advances to these holders as a non-interest bearing receivable that will be repaid with upcoming closing proceeds. The collateral on these advances are the music royalties that are cataloged and offered for sale to music investors. Management periodically reviews the list of outstanding advances and records an impairment on any advances that are deemed not collectible. There was no allowance recorded as of June 30, 2024 and 2023.

6.	PROPERTY AND EQUIPMENT

During 2021, the Company developed a website to allow easy access to review available music royalties and allow investors to scan the available music offerings and make applications for investment. The website went live in January 2022 at which time the asset was placed in service to be amortized over the estimated useful life of three years. Additional development costs are capitalized and maintenance costs are expensed as incurred.

Property and equipment consisted of the following:

	June 30, 2024	December 31, 2023
Software - website development capitalized	$144,270	$144,270
Software - accumulated depreciation	(107,258)	(83,214)
	$37,012	$61,056

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2024

7.	NOTE PAYABLE

In March 2023, the Company completed placement of a $100,000 promissory note with an investor. The promissory note bore interest at 10% through the maturity date of July 31, 2023 and 2% for each month after the maturity date through December 31, 2023. The promissory note was subsequently extended through January 31, 2025, with monthly extension payments of $2,000 and one balloon payment on the date of maturity. The Company recognized $12,000 in interest costs during the six months ended June 30, 2024.

8.	RELATED PARTY TRANSACTIONS

In November 2021, the Company completed placement of a $300,000 convertible promissory note and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $1,400 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. In March 2022, the Company increased the size of the warrants and allocated $3,111 to the fair value of the revised warrants resulting in an additional discount on the promissory note of the same amount.

The convertible note bears interest at 12.5% and matures on November 23, 2024. The holder of the note may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A unit. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. Conversion has not occurred as of June 30, 2024.

During the first six months of 2024 and 2023, the Company recognized (a) note interest of $18,699 and $18,596, and (b) $0 and $1,148 of interest discount amortization, respectively.

In October 2022, the Company completed placement of a convertible promissory note - line of credit up to $300,000 and issuance of a warrant to purchase common units with a related party that is also an owner in the Company. The Company allocated $2,056 to the fair value of the warrant resulting in a discount on the promissory note of the same amount. In May 2023, the Company drew an additional $50,000 on the line of credit. The Company increased the size of the warrants and allocated $618 to the fair value of the revised warrants resulting in an additional discount on the promissory note of the same amount. In January 2024, the Company drew an additional $100,000 on the line of credit. The Company increased the size of the warrants and allocated $1,550 to the fair value of the revised warrants resulting in an additional discount on the promissory note of the same amount. As of June 30, 2024 and December 31, 2023, the outstanding debt par balance on the promissory note - line of credit is $250,000 and $150,000, respectively.

The convertible line of credit bears interest at 13% and matures on October 28, 2024. The holder of the line of credit may convert the principal value of the note and all accrued unpaid interest into units of the Company at the stated conversion ratio of $1 for each Class A unit. The conversion ratio is subject to possible adjustment upon the occurrence of certain specified events, including, but not limited to, the issuance of any other convertible notes and equity certificates that have rights, preferences or privileges differing from the current note. An automatic conversion will occur if a qualified financing event occurs before or prior to the maturity date. Conversion had not occurred as of June 30, 2024.

During the first six months of 2024 and 2023, the Company recognized (a) note interest of $15,101 and $7,373, and (b) $2,744 and $250 of interest discount amortization, respectively. The remaining discount will be amortized through October 2024.

Management evaluated the conversion features of the note and line of credit for embedded derivatives and application of the substantial premium model of accounting of debt by applying the provisions of the Financial Accounting Standards Board Accounting Standards Update 2020-06. Separate accounting for the conversion feature of this note placement is not required. The discount on the convertible promissory notes totaled $2,744 and $606 as of June 30, 2024 and December 31, 2023, respectively.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2024

8.	RELATED PARTY TRANSACTIONS (continued)

In May 2022, the Company completed placement of a $200,000 promissory note with a related party that is also an owner in the Company. The promissory note bears interest at 20%. In September 2022, the promissory note was increased by $50,000 from the original $200,000 to $250,000, without altering any terms of the agreement. During 2023, the promissory note was increased by $150,000 from the $250,000 to $400,000. The maturity date was extended to July 2025. During the first six months of 2024 and 2023, the Company recognized $39,890 and $34,712, respectively, in interest costs.

In January 2023, the Company completed placement of a $100,000 promissory note with a related party that is also an owner. The promissory note bore interest at 10% through July 31, 2023. The interest rate currently is increasing by 1% each month until it reaches 16% until paid in full. During the first six months of 2024, the Company recognized $8,000 in interest costs.

In February 2024, the Company completed placement of a $73,000 promissory note with a related party that is also an owner. The original maturity date of the loan was April 27, 2024, and the loan bore interest of $2,000. In addition, an additional $1,000 in interest accrues for each full month after the maturity date for which the principal amount remains outstanding. The loan terms were subsequently revised to extend the loan term through June 27, 2024. The principal and interest balance of the note is outstanding at June 30, 2024 at which time the Company recognized $4,100 of interest costs.

In May 2024, the Company completed placement of a $74,000 promissory note with a related party that is also an owner. The loan matures on September 30, 2024. The note accrues simple interest at 12% per annum. The principal and interest balance of the note is outstanding at June 30, 2024 at which time the Company recognized $1,265 of interest costs.

The net carrying amount of the notes is as follows:

	June 30, 2024	December 31, 2023
Note payable, related party	$1,227,000	$950,000

Discount on note payable - related party	(2,744)	(606)
Less current maturities	(550,000)	(550,000)
	(552,744)	(550,606)
	$674,256	$399,394

The future maturities of the related party note payable are as follows:

Year ending December 31,
2024	$550,000
2025	677,000
$1,227,000

The Company had additional amounts due to related parties of $0 and $11,579 at June 30, 2024 and December 31, 2023, respectively.

The Company had sales with related parties that were both owners and customers of $9,500 and $55,375 during the periods ended June 30, 2024 and December 31, 2023, respectively.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2024

9.	WARRANTS

In November 2021, in conjunction with the promissory note placement, the Company issued warrants to a related party who is also an owner of the Company to purchase common units of the Company totaling 0.5% of the fully-diluted membership interests in the Company on the date of exercise. The warrants were recorded at the estimated fair value of $1,400 as a liability and in subsequent periods will be remeasured to fair value until the warrants are exercised. In March 2022, the warrants were increased to equal 2.0% of the fully-diluted membership interests in the Company on the date of exercise. The additional warrants were recorded at the Company’s estimated fair value of $3,111 as a liability. The exercise price for the warrant units is $0.01, and the warrants are exercisable at any time with no termination date.

In October 2022, in conjunction with the promissory note - line of credit note placement, the Company issued a warrant to a related party who is also an owner of the Company to purchase common units of the Company totaling 1% of the fully-diluted membership interests in the Company on the date of the exercise. The warrant was recorded at the Company’s estimated fair value of $2,056 as a liability.

The warrants issued in 2021 and 2022 were originally recorded as equity awards when the Company executed the agreements. In 2023 after further review of the accounting literature and the indexation guidance, the Company reclassified all the prior awards to a liability and adjusted the fair value of the warrants. The key assumptions used by the professional appraiser in valuing the warrants were the Company’s revenues, earnings, the Company’s debt leveraged position and expected growth pattern in future years. Below summarizes the adjustments to the 2022 and 2021 financial statements.

The warrant adjustment as of December 31, 2022 and 2021 is displayed as follows:

	2022				2021
	Warrants Liability	Due to related parties, net less current maturities	Members’ Equity (deficit)	Interest Expense	Warrants Liability	Due to related parties, net less current maturities	Members’ Equity (deficit)
Balance, as originally reported	$-	$50,902	$(589,998)	$95,596	$-	$288,151	$8,784
Adjustment	6,167	44,928	(51,095)	(22,927)	1,400	10,522	(11,922)
Adjusted balances	$6,167	$95,830	$(641,093)	$72,669	$1,400	$298,673	$(3,138)

In May 2023, the Company drew additional funds on the line of credit note. The warrants were increased to permit purchase of 0.75% of the common units based on the fully-diluted membership interests in the Company on the date of exercise. The warrants were recorded at the Company’s estimated fair value of $618 as a liability. The exercise price of the warrant units is $0.01, and the warrants are exercisable at any time with no termination date. As of December 31, 2023 there are total warrants issued that allow the holder to purchase for $0.01 per warrant 3.75% of the Company’s common units on a fully diluted basis. The fair value estimate of these warrants is recorded as a liability of $3,085 as of December 31, 2023.

Subsequent to the 2023 year-end in May 2024, the holder of the warrants exercised all of the outstanding warrants for a penny per common unit. The total purchase was $1,161 in exchange for 116,060 common units. The $1,161 plus the remaining fair value of the warrants liability were recorded to equity at the time of the conversion. As of May 2024, there are no longer any warrants outstanding.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2024

10.	SIMPLE AGREEMENT FOR FUTURE EQUITY

In 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) which was closed in February 2023. The Company has withdrawn $123,505 of the cash flow raised as of June 30, 2024. The SAFE will automatically convert into Conversion Units upon the closing of the Next Equity Financing (defined as “NEF”) wherein the Company sells equity for gross proceeds of not less than $250,000. In the event of a Company change of control transaction prior to the NEF, with change in control defined as the sale of substantially all of the Company’s assets or the transfer whether by merger, consolidation or otherwise of more than 50% of the outstanding voting securities, the Company shall pay the Holder in cash an amount equal to the proceeds the Holder would have received in such Company change in control transaction, if the SAFE had converted into Conversion Units at the SAFE Price immediately prior to the change in control transaction. Neither such Company change in control transaction nor NEF has occurred as of June 30, 2024.

11.	LEASES (AFTER ADOPTION OF ASC 842)

The Company leases office space and a residential apartment. The operating leases are short- term leases that have an expected term of 12 months or less at lease commencement. Lease costs associated with the short-term leases totaled $7,082 and $12,935 for the six months ended June 30, 2024 and 2023, respectively.

12.	MEMBERS’ EQUITY

The Company had the following equity balances:

	June 30, 2024	December 31, 2023
Series A Units, 1,500,000 units authorized; 500,000 units issued as of June 30, 2024 and December 31, 2023, respectively	$500,000	$500,000
Common Units, 3,500,000 units authorized; 2,177,515 units issued and 2,061,455 units issued as of June 30, 2024 and December 31, 2023, respectively	231,611	230,000
Series B, 400,000 units authorized, 378,300 units issued as of June 30, 2024 and December 31, 2023, respectively	-	-
Accumulated deficit	(1,725,260)	(2,027,180)
	$(993,649)	$(1,297,180)

Series A and Common Units have voting rights while Series B Units have no voting rights.

Income distributions made by the Company shall be made with the first 70% to Series A Members, and the remaining 30% to the Common Unit Members until Series A Members have received total distributions in the amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units and Series A Units in accordance with their relative percentage interests on an as converted basis.

Distributions funded by the sale of material assets of the Company outside the normal course of business or a recapitalization or refinancing of the Company shall be distributed first to the Series A Members to cover any shortfall of their preferential return not already covered by income distributions until the Series A Members have received total distributions in an amount equal to their preferential return, and thereafter, to the holders of outstanding Common Units, Series A Units, and the Series B Units in accordance with their relative percentage interests on an as converted basis. Series B holders only participate in proceeds distributed above the threshold value assigned to their tranche of Series B Units at the time of their issuance.

RoyaltyTraders, LLC

d/b/a SongVest

Notes to Financial Statements (Unaudited)

June 30, 2024

13.	MANAGEMENT INCENTIVE PLAN

The Company has authorized an incentive plan by which the Company may issue an aggregate of up to 400,000 Series B Units. The Series B units are designated “profits interests” within the meaning of the Internal Revenue Service’s Revenue Procedures 93-27 and 2001-43. In 2021, the 222,201 B-1 units vested at the date of grant. In 2022, the time-based service condition period of the units is four years for the 156,099 B-2 units issued. The Company has not recorded any stock compensation expense for the Series B Units issued as they are significantly out of the money and are not material to the financial statement presentation. The 156,099 B-2 units issued during 2022 have a service-related period vesting through May 2026.

14.	RISKS AND UNCERTAINTIES

At times, the Company may be involved in various legal claims and regulatory proceedings arising in the ordinary course of business. In the opinion of the Company’s management, none of these matters will have a significant effect on the Company’s financial position.

15.	GOING CONCERN

The Company is a start up with expected operating losses. The Company continues to fund these losses with additional equity contributions and debt advanced by related parties and other financing sources during the operating year. The advances are not fully committed to through June 2025. The Company has operated at a net loss of $431,165 for the six months ended June 30, 2024 and the cash flow from operations was negative $114,491 for the six months ended June 30, 2024. Several of the promissory notes outstanding at June 30, 2024 have current maturity dates in the coming 12 months. These facts and circumstances raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet all of its payment obligations through September 2025. Management believes they will continue to find financing sources during 2024 and 2025. Management is also working to attract other artists to the platform and has a good probability of continuing to work on several music catalogs with known artists in 2024. Management acknowledges that uncertainty remains over the ability of the Company to meet its funding requirements and to refinance or repay its borrowing facilities as they fall due in 2024. If for any reason the Company is unable to continue as a going concern, it could have an impact on the Company’s ability to realize assets at their recognized values, in particular website software and other intangible assets, and to extinguish liabilities in the normal course of business at the amounts stated in the financial statements.

16.	SUBSEQUENT EVENTS

The Company evaluated all subsequent events from June 30, 2024 through October 18, 2024, the date the unaudited interim financial statements were available to be issued.

On various dates between October 11, 2024 and October 17, 2024, all of the holders of the Company’s Series A and Common Units transferred their Units to SAJA, LLC, a newly formed Delaware limited liability company, in exchange for the issuance of limited liability interests of SAJA, LLC. As a result, we became a wholly-owned subsidiary of SAJA, LLC.

On October 11, 2024, our company adopted an amended and restated limited liability company agreement, which formally named SAJA, LLC, as the Manager of our Company.

On October 17, 2024, we entered into an asset transfer agreement with our affiliate, RT2, LLC, a newly formed Delaware limited liability company, and also a wholly-owned subsidiary of SAJA LLC, as well as our parent company and manager, SAJA, pursuant to which our Company transferred to RT2 all of its right, title and interest to the assets of the company that relate to the SongVest Platform (i.e. www.songvest.com).. As a result of this transaction, RT2 became the owner and operator of the SongVest Platform.

Other than those described above, no additional material events were identified which require adjustment or disclosure in the unaudited interim financial statements.

Item 4. Exhibits

2.1	Certificate of Formation of RoyaltyTraders LLC*
2.2	Amended and Restated Limited Liability Company Agreement of RoyaltyTraders LLC&
3.1	Form of SAFE Agreement offered to Regulation Crowdfunding Investors^
4.1	Form of Subscription Agreement**
6.1	“Hit the Quan” Royalty Share Agreement*
6.2	Form of Listing Agreement&
6.3	Note Purchase Agreement, Convertible Note and Warrant between the Company and Alex Guiva dated November 23, 2021**
6.4	Amendment to Convertible Note and Warrant between the Company and Alex Guiva dated November 23, 2021****
6.5	Amendment to Convertible Note between the Company and Alex Guiva@
6.6	“Chippass” Royalty Share Agreement***
6.7	Amended and Restated Unsecured Promissory Note effective June 14, 2024 between the Company and The Kingdom Trust Company, Custodian, FBO Sean Peace IRA.@
6.8	Convertible Promissory Note - Line of Credit Agreement between the Company and Alex Guiva dated October 28, 2022^^^
6.9	Warrant Purchase Agreement dated October 28, 2022 between the Company and Alex Guiva^^^
6.10	“Fear No More” Royalty Share Agreement^^
6.11	“Onyx, Travis Scott, The Notorious B.I.G. & More” Royalty Share Agreement^^^
6.12	“Cross Me” Royalty Share Agreement^^
6.13	“Young L” Royalty Share Agreement+
6.14	“Cainon Lamb” Royalty Share Agreement+
6.15	“Erik Cain” Royalty Share Agreement+
6.16	“No Scrubs – TLC Version”, “Creep – TLC Version”, and “Diggin’ On You – TLC Version” Royalty Share Agreement (and Form of Addendum)++
6.17	OneOf Agreement (and Form of Addendum)++
6.18	Amended and Restated Promissory Note originally issued on March 27, 2023 ($100,000)++
6.19	Amendment to Amended and Restated Promissory Note originally issued on March 27, 2023 ($100,000)@
6.20	“Swish Swish” Royalty Share Agreement#
6.21	Promissory Note, as amended, between the Company and Alex Guiva ($73,000)@
6.22	Promissory Note between the Company and Alex Guiva dated May 9, 2024 ($74,000)@
6.23	“Beyonce’s Radio” Royalty Share Agreement@@
6.24	“BulletBoys – I Know There’s Something Going On” Royalty Share Agreement@@
6.25	“BulletBoys – “Smooth Up In Ya- 2024 Version” Royalty Share Agreement@@
6.26	“Cainon Lamb (Beyonce Countdown and More)” Royalty Share Agreement@@
6.27	“Justin Bieber’s Rockin Around the Christmas Tree” Royalty Share Agreement@@
6.28	“Young Thug – Best Friend” Royalty Share Agreement@@
6.29	Contribution and Exchange Agreement – Sean Peace&
6.30	Contribution and Exchange Agreement – Alex Guiva&
6.31	Asset Transfer (Assignment and Assumption) Agreement dated October 17, 2024 between the Company and RT2, LLC&
6.32	Services Agreement dated October 11, 2024 between the Company and RT2, LLC&
8	Form of Escrow Agreement*

&	Filed herewith

@	Previously filed as an exhibit to the company’s Form 1-K filed with the SEC on June 18, 2024, and incorporated by reference herein.
@@	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on July 1, 2024
#	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on November 17, 2023, and incorporated by reference herein.
*	Previously filed as an exhibit to the company’s offering statement on Form 1-A filed with the SEC on May 21, 2021, and incorporated by reference herein.
**	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed December 29, 2021, and incorporated by reference herein.
***	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed July 27, 2022 and incorporated by reference herein.
****	Previously filed as an exhibit to the company’s annual report on Form 1-K, filed May 2, 2022, and incorporated by reference.
^	Previously filed as an exhibit to the company’s semi-annual report on Form 1-SA filed September 27, 2022, and incorporated by reference herein.
^^	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed November 18, 2022, and incorporated by reference herein.
^^^	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed December 21, 2022.
+	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on February 17, 2023, and incorporated by reference herein.
++	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on June 14, 2023, and incorporated by reference herein.
+++	Previously filed as an exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on July 19, 2023, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 18, 2024.

ROYALTYTRADERS LLC

By:	/s/ Sean Peace
Sean Peace
Manager of SAJA, LLC, the Manager of RoyaltyTraders LLC

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Sean Peace	Manager of SAJA, LLC, the Manager of RoyaltyTraders LLC, principal executive officer, principal financial officer, and principal accounting officer	October 18, 2024
Sean Peace

/s/ Alexander Guiva	Manager of SAJA, LLC, the Manager of RoyaltyTraders LLC	October 18, 2024